SI 17004429 IN

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SEC Mail Processing Section
FEB 13 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fund Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 E. High Street
(No. and Street)

Ebensburg	PA	15931
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Long (814) 472-9317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange
FEB 13 2017
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Patrick Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fund Investors, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
June Marie Kania, Notary Public
Ebensburg Boro, Cambria County
My Commission Expires Aug. 11, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUND INVESTORS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

FUND INVESTORS, INC.
TABLE OF CONTENTS

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Fund Investors, Inc.
Ebensburg, Pennsylvania

We have audited the accompanying statement of financial condition of Fund Investors, Inc. (a Pennsylvania corporation), as of December 31, 2016, and the related statements of income and comprehensive income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Fund Investors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fund Investors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computations of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Fund Investors, Inc.'s financial statements. This supplementary information is the responsibility of Fund Investors, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness are fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 3, 2017

FUND INVESTORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

		2016
ASSETS		
Current Assets		
Cash and cash equivalents	$	13,306
Accounts receivable		6,781
Securities owned, at estimated fair value		20,136
Prepaid expenses		1,588
Total Current Assets		41,811
Equipment, net of accumulated depreciation of $5,890		-
Total Assets	$	41,811
LIABILITIES		
Current Liabilities		
Commissions payable	$	3,439
Total Current Liabilities		3,439
Deferred income tax liability		3,955
Total Liabilities		7,394
Shareholder's Equity		
Common stock - $10 par value, 100,000 shares authorized, 600 shares issued and outstanding		6,000
Retained earnings		15,536
Accumulated Other Comprehensive Income net of deferred taxes of $3,955		12,881
Total Shareholder's Equity		34,417
Total Liabilities and Shareholder's Equity	$	41,811

See accompanying notes.

FUND INVESTORS, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

		2016
Revenues		
Commissions	$	248,475
Interest income		342
Total Revenues		248,817
Expenses		
Payroll		52,467
Payroll taxes and benefits		33,397
Commissions		143,714
Rent		6,000
Dues, licenses and fees		12,642
Total Expenses		248,220
Income Before Provision for Income Taxes		597
Provision (Benefit) for Income Taxes		
Current provision (benefit)		-
Total Provision (Benefit) for Income Taxes		-
Net Income		597
Other Comprehensive Income, net of income tax		
Net unrealized gain on investments		2,055
Other Comprehensive Income		2,055
Total Comprehensive Income	$	2,652

See accompanying notes.

FUND INVESTORS, INC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance - Beginning of Year	$ 6,000	$ 14,939	$ 10,826	$ 31,765
Unrealized gain on securities, net	-	-	2,055	2,055
Dividends paid	-	-	-	-
Net income (loss)	-	597	-	597
Balance - End of Year	$ 6,000	$ 15,536	$ 12,881	$ 34,417

See accompanying notes.

FUND INVESTORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

		2016
Cash Flows from Operating Activities:		
Net Income	$	597
Adjustments to reconcile net income to cash provided by (used in) operating activities:		
Change in assets and liabilities:		
Accounts receivable		487
Prepaid expenses		245
Accounts payable		(428)
Total adjustments		304
Net Cash Provided in Operating Activities		901
Net Increase in Cash and Cash Equivalents		901
Cash and Cash Equivalents - Beginning of Year		12,405
Cash and Cash Equivalents - End of Year	$	13,306
Cash paid during the year for:		
Income Taxes	$	-
Interest	$	-

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Fund Investors, Inc. (the Company) is a non-clearing broker dealer registered with the Financial Industry Regulatory Authority (FINRA). It is a Pennsylvania corporation engaged in the sale of mutual funds shares. The Company does not hold customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting which generally records items under historical costs and sometimes requires the use of estimates and assumptions. The accrual basis of accounting records revenue in the period in which earned rather than when received and records expenses in the period in which incurred rather than when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

Revenue Recognition - Commissions

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our representatives for their clients' purchases and sales of mutual funds. We generate two types of commission revenue: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our representatives directly with product sponsors, particularly with regard to mutual fund products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission revenue includes mutual fund product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on a number of factors including market levels and the amount of trail commission revenues received in prior periods.

A substantial portion of our commission revenue is ultimately paid to our representatives. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Accounts Receivable

Accounts receivable represent commissions earned, maintenance fees accrued and regulatory fees due from registered representatives. No allowance has been provided based on historical collection results and management's judgment of collectability.

Income Taxes

Current expense represents the estimated tax obligation per the income tax return, and deferred expense represents the change in the estimated future tax effects of temporary differences and carryforwards. Deferred tax assets and liabilities are computed by applying enacted income tax rates to the expected reversals of temporary differences between financial reporting and income tax reporting, and by considering carryforwards for operating losses and tax credits. The Company provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation

Computers and equipment are recorded at cost and depreciated over their estimated useful lives of three to five years on a straight-line basis for financial statement purposes.

Statement of Cash Flows

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. MARKETABLE SECURITIES

At December 31, 2016, marketable securities are classified by the company as "available for sale" and consist of:

		2016
Marketable Securities, at cost	$	3,300
Unrealized gains		16,836
Total marketable securities	$	20,136

The unrealized gains are reported, net of deferred taxes of 3,955, as other comprehensive income in shareholder's equity. The marketable securities are include in current assets on the balance sheet.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than the quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurement

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follow.

Common Stocks

The fair values of common stocks are based on the closing price reported in the active market where the individual securities are traded, when available.

The following tables present the Company's fair value hierarchy for those assets that are measured at fair value on a recurring basis at December 31, 2016:

December 31, 2015	Fair Value	Level 1	Level 2	Level 3
NASDAQ common stock	$ 20,136	$ 20,136	$ -	$ -
Total	$ 20,136	$ 20,136	$ -	$ -

5. CAPITAL STOCK:

The authorized, issued, and outstanding shares of capital stock at December 31, 2016, were as follows:

Common Stock	Preferred Stock
$10 par value	$10 par value
100,000 shares authorized	100,000 shares authorized
600 shares issued and outstanding	No shares issued

6. SEC RULE 15c3-3 EXEMPTION

Fund Investors, Inc.'s transactions are limited to the sale and redemption of registered investment company shares. In addition, the Company promptly transmits all funds received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company claims exemption k(1) from rule 15c3-3 of the Securities and Exchange Commission as a limited business, engaged in the sale of mutual funds and variable annuities. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II – Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relation to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation

Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

7. **PENSION PLAN**

The Company has a qualified, non-contributory defined contribution profit sharing plan. Contributions to this plan are discretionary and are determined annually by the Board of Directors. Employees are immediately vested in all contributions made on their behalf. The pension expense for the year ended December 31, 2016 is $22,117.

8. **INCOME TAXES**

The provision for federal income taxes for the year ended December 31, 2016 consists of the following:

	2016
Current payable	$ 0
Tax benefit of net operating loss carryforward	0
Total Provision (Benefit) for Income Taxes	$ 0

The Company's deferred tax assets and deferred tax liabilities at December 31, 2016 are as follows:

	2016
Total deferred tax (liability)	$ (3,955)

At December 31, 2016 the Company has a net operating loss carry forward of approximately $1,479, which expires in 2026 and is readily available to reduce taxable income, if any, in subsequent years.

With certain exceptions, the federal and state income tax returns of the Company for 2013, 2014, and 2015 are subject to examination by the IRS, generally for three years after they were filed.

9. **LIABILITIES AND SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company had no subordinated liabilities at December 31, 2016, or any time during the year then ended.

10. FOCUS REPORT

There are no material differences in net capital as reported on Fund Investors, Inc.'s 2016 Focus Report and the accompanying financial statements.

11. OPERATING LEASE

The Company has a month-to-month lease with EML, LLC for office space, utilities and parking space. The lease calls for monthly payments of $500 and may be cancelled at any time. Total lease payments for the year were $6,000.

12. RELATED PARTY TRANSACTIONS

Patrick Long, the sole shareholder of Fund Investors, Inc. is also a shareholder of another non-affiliated corporation. While not affiliated, they are operating under the common paymaster rules. As such, employees common to both corporations are subject to one limit for payroll tax liability calculations. Additionally, the Company has adopted the same pension plan as the common paymaster corporation.

All payroll expenses and related costs are paid out of Long, Mulhearn & Criste P.C. Fund Investors, Inc. reimburses the common paymaster corporation for its share of all such costs.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 for the year ended December 31, 2016. The Company's net capital as defined by SEC Rule 15c3-1 was $23,046, which is in excess of the minimum net capital required for the year end December 31, 2016. The Company's net capital ratio was .32 to 1 for the year ended December 31, 2016.

14. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in the sale of mutual fund shares for which it receives commissions. Future income of the corporation is dependent upon the fee structure as approved by the various fund families with which the Company maintains sales agreements.

15. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 3, 2017, which is the date that financial statements were available to be issued.

FUND INVESTORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

	2016
Net Capital:	
Total Stockholder's Equity	$34,417
Stockholder's Equity Not Allowable For Net Capital	0
Stockholder's Equity Qualified for Net Capital	34,417
Deductions:	
Nonallowable Assets:	
Office Equipment, Net	0
Other Assets	8,351
	8,351
Net Capital Before Haircuts on Securities Position	26,066
Haircuts on Securities	3,020
Net Capital	$23,046
Aggregate Indebtedness:	
Accounts Payable	$3,439
Accrued Corporate Taxes	3,955
Total Aggregate Indebtedness	$7,394
Computation of Basic Net Capital Requirement:	
Minimum Capital Required	$5,000
Excess Net Capital	$18,046
Ratio: Aggregate Indebtedness to Net Capital	.32 to 1

There are no material differences in net capital as reported on Fund Investors, Inc's 2016 Focus Report and the accompanying financial statements

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm - Review of Exemption Report

Board of Directors and Stockholders
Fund Investors, Inc.
Ebensburg, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Fund Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fund Investors, Inc. claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(1) - (the "exemption provisions") and (2) Fund Investors, Inc. stated that Fund Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fund Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fund Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC
Certified Public Accountants

February 3, 2017

FUND
INVESTORS, INC.
Since 1987

contact@fundinvestorsinc.com

510 E. High Street
Ebensburg, PA 15931

Phone: 814.472.9317
Fax: 814.472.8200

Exemption Report

According to *SEA Rule 17a-5(d)(4)*, this Exemption Report for Fund Investors, Inc. for the entire year ended December 31, 2016 identifies the provisions in *§240.15c3-3(k)* under which the broker or dealer claimed an exemption as stated in *SEA Rule 17a-5(d)(4), §240.15c3-3.*

The requirement for firms that claim a *(k)(1)* exemption are:

1. The firm's transactions as broker (agent) are limited to:
   (a) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
   (b) The solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
   (c) The sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies.
   NOTE: The broker-dealer may also engage in limited proprietary trading as noted in the rule.

2. The firm must promptly transmit all funds and deliver all securities received in connection with its activities, and the firm may not otherwise hold funds or securities for, or owe money or securities to, customers.

While engaged in the sale of mutual fund shares for the entire year ended December 31, 2015, Fund Investors, Inc. did not, at any time hold funds or securities for, or owe money or securities to, any customers and thus Fund Investors, Inc. meets the exemption provisions stated in *§240.15c3-3(k)* of *SEA Rule 17a-5(d)(4) - Exemptions to the Customer Protection Rule.*

Furthermore, Fund Investors, Inc. maintains blotters to evidence prompt transmission and these blotters accurately reflect information with respect to receipt and forwarding. There is a supervisory system in place that monitors the firm's operations as well as the firm's potential risk exposure.

President